Free Writing Prospectus

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated February 27, 2012

Registration No. 333- 179709)

February 27, 2012

QEP Resources, Inc.

Pricing Supplement

Pricing Supplement dated February 27, 2012 to Preliminary Prospectus Supplement dated February 27, 2012 of QEP Resources, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	QEP Resources, Inc.

Security Type:	SEC Registered (Registration No. 333- 179709)

Principal Amount:	$500,000,000

Title of Securities:	5 3/8% Senior Notes due 2022

Stated Maturity Date:	October 1, 2022

Issue Price:	100% of the face amount

Coupon:	5.375%

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+346 bps

Benchmark Treasury:	2.00% due February 15, 2022

Trade Date:	February 27, 2012

Original Issue/Settlement Date:	March 1, 2012

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012

Record Dates:	March 15 and September 15

Optional Redemption:	Greater of par or T+50bp before July 1, 2022; par thereafter

CUSIP/ISIN:	74733V AB6/ US74733VAB62

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Pro Forma Earnings to Fixed Charges:

Pro Forma(1)

Year Ended December 31, 2011

	Ratio of Earnings to Fixed Charges	4.6x
(1) Gives effect to this offering and the application of the net proceeds therefrom as of the beginning of the pro forma period presented. See “Use of Proceeds.”

Joint Book-Running Managers:	Wells Fargo Securities, LLC BMO Capital Markets Corp. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Citigroup Global Markets, Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at (800) 326-5897.